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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)





                                Brazil Fund, Inc
                                ----------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    105759104
                                 --------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 5, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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
===================                                                 ============
CUSIP NO. 105759104                    13D                          PAGE 2 of 10
===================                                                 ============

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       774,800
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     774,800
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             774,800
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.77%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                              (Page 2 of 10 Pages)
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===================                                                 ============
CUSIP NO. 105759104                    13D                          PAGE 3 of 10
===================                                                 ============

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       769,800
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     769,800
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             769,800
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.74%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                              (Page 3 of 10 Pages)

ITEM 1.    SECURITY AND ISSUER.
           --------------------

           This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Brazil Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at Scudder Investments, 345 Park Avenue New York, NY 10154 USA.


ITEM 2.    IDENTITY AND BACKGROUND.
           ------------------------

           (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

           The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this
           Schedule 13D.

           CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, Focus Fund ("Focus"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund and four segregated accounts. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

           EWF, GEM, IEM, FREE, FOCUS, GFM, and Tradex are referred to herein as the "City of London Funds."

           The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and segregated accounts.

           (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted


                              (Page 4 of 10 Pages)
           in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this
           Item 2 is a citizen of Great Britain.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           --------------------------------------------------

           Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

           The aggregate purchase price of the 774,800 Shares beneficially owned by the Reporting Persons was $21,843,806, inclusive of brokerage commissions.

           The aggregate purchase price of the 60,470 Shares beneficially owned by EWF was $1,801,115, inclusive of brokerage commissions.

           The aggregate purchase price of the 211,966 Shares beneficially owned by GEM was $5,237,844, inclusive of brokerage commissions.

           The aggregate purchase price of the 108,900 Shares beneficially owned by IEM was $3,496,811, inclusive of brokerage commissions.

           The aggregate purchase price of the 34,360 Shares beneficially owned by GFM was $758,974, inclusive of brokerage commissions.

           The aggregate purchase price of the 144,297 Shares beneficially owned by FREE was $4,642,465, inclusive of brokerage commissions.

           The aggregate purchase price of the 25,000 Shares beneficially owned by FOCUS was $805,750, inclusive of brokerage commissions.

           The aggregate purchase price of the 184,807 Shares beneficially owned by the segregated client accounts was $4,883,225, inclusive of brokerage commissions.

           The aggregate purchase price of the 5,000 Shares beneficially owned by Tradex was $190,617, inclusive of brokerage commissions.

                              (Page 5 of 10 Pages)

ITEM 4.    PURPOSE OF TRANSACTION.
           -----------------------

           On August 5, 2005, CLIG sent a letter to the Chairman of the Board of Directors of the Korea Fund Inc, also Chairman of The Scudder New Asia Fund and The Brazil Fund. In the letter, CLIG requests the Chairman of the Board of Directors to address certain concerns relating to corporate governance surrounding the upcoming AGM. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

           The Reporting Persons do not currently have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, and the Reporting Persons have made their investment in the Fund in the ordinary course of their business and not for the purpose of changing or influencing the control of the Fund. The Reporting Persons reserve the right at any time in the future to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.


ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           --------------------------------------

           (a) and (b). As of the date hereof, EWF, GEM, IEM, GFM, FREE, FOCUS, the segregated client accounts and Tradex owned directly 60,470, 211,966, 108,900, 34,360, 144,297, 25,000, 184,807 and 5,000 Shares,
           respectively, representing approximately 0.37%, 1.31%, 0.67%, 0.21%, 0.88%, 0.15%, 1.14% and 0.03%, respectively, of the Shares outstanding.

           As of the date hereof, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 774,800 Shares owned directly by the City of London Funds, representing approximately 4.77% of the Shares outstanding.

           As of the date hereof, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 769,800 Shares owned directly by the City of London Funds, representing approximately 4.70% of the Shares outstanding.

           (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D. (d). None

           (e). Not Applicable

                              (Page 6 of 10 Pages)

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER.
           ----------------------------

           Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           ---------------------------------

           Exhibit A.   Letter sent to the Chairman of the Board of Directors
                        dated August 5, 2005



















                              (Page 7 of 10 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     August 5, 2005                CITY OF LONDON INVESTMENT GROUP PLC


                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director





                                         CITY OF LONDON INVESTMENT
                                         MANAGEMENT COMPANY LIMITED


                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director



















                              (Page 8 of 10 Pages)

                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

           Andrew Davison                  Chairman
           Barry Olliff                    Chief Executive Officer
           Douglas Allison                 Finance Director
           Peter O'Sullivan                Compliance Director
           Omar Ashur                      Non-Executive Director
           George Robb                     Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

           Barry Olliff                    Chief Investment Officer
           Douglas Allison                 Finance Director
           Peter O'Sullivan                Compliance Director
           Clayton Gillece                 Director
           Michael Russell                 Director
           Thomas Griffith                 Director
           Carlos Yuste                    Director
           Christopher Weaver              Director
           Martin Garzaron                 Director



















                              (Page 9 of 10 Pages)

                                     ANNEX B
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS



================================================================================
TRADE                 NUMBER      TRANSACTION       CLIG FUND            TRADE
DATE                OF SHARES        TYPE(1)           (1)               PRICE
================================================================================
08/04/2005          1,900.00          BUY              FREE             41.1379
08/03/2005          2,800.00          BUY              FREE             41.5093
08/02/2005         15,100.00          BUY              IEM              40.2152
08/01/2005          9,500.00          BUY              IEM              39.3707
07/29/2005         10,500.00          BUY              GEM              38.9538
07/28/2005          5,000.00          BUY              TDX              38.0934
07/28/2005          6,000.00          BUY              GEM              38.0934
07/27/2005         22,200.00          BUY              FREE             36.8972
07/26/2005          7,500.00          BUY              FREE             34.9604
07/21/2005          2,100.00          BUY              Accounts           38.69
07/20/2005          3,000.00          BUY              Accounts         38.1917
07/08/2005          2,500.00          BUY              IEM              37.5916
06/14/2005          3,100.00          BUY              EWF              35.8202
06/13/2005          3,600.00          BUY              EWF              35.6639
06/10/2005          1,700.00          BUY              EWF                35.02
06/07/2005         17,600.00          BUY              FREE              35.687
================================================================================




(1) All purchases/sales were effected through open market or privately negotiated transactions.











                              (Page 10 of 10 Pages)